                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                      Universal Automotive Industries, Inc.
                      -------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   913378 10 5
                                   -----------
                                 (CUSIP Number)

                                October 30, 2001
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]     Rule 13d-1(b)

                  [ X ]     Rule 13d-1(c)

                  [   ]     Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
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CUSIP No. 913378 10 5


1.       NAME OF REPORTING PERSON AND I.R.S. IDENTIFICATION NUMBER:

         Finova Mezzanine Capital Inc.
         Taxpayer I.D. No. 62-1583116

2.       CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP:
         (A)      N/A
         (B)      N/A

3.       SEC USE ONLY:

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         Tennessee

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

          Total of 1,000,000 shares of Common Stock (on an as converted basis), issuable pursuant to conversion of 100,000 shares of Series B Convertible Preferred Stock.

6.       SHARED VOTING POWER

         N/A

7.       SOLE DISPOSITIVE POWER

         Total of 1,000,000 shares of Common Stock (on an as converted basis), issuable pursuant to conversion of 100,000 shares of Series B Convertible Preferred Stock.

8.       SHARED DISPOSITIVE POWER

         N/A

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

         Total of 1,000,000 shares of Common Stock (on an as converted basis), issuable pursuant to conversion of 100,000 shares of Series B Convertible Preferred Stock.

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
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          SHARES

          N/A

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         13.2%

12.      TYPE OF REPORTING PERSONS

         CO
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

ITEM 1.

         (A)      NAME OF ISSUER:

                  Universal Automotive Industries, Inc.

         (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3350 North Kedzie
                  Chicago, Illinois 60618-5722

ITEM 2.

         (A)      NAME OF PERSON FILING:

                  Finova Mezzanine Capital Inc.

         (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  500 Church Street
                  Suite 200
                  Nashville, TN 37219

         (C)      CITIZENSHIP/ STATE OF ORGANIZATION:

                  Tennessee

         (D)      TITLE OF CLASS OF SECURITIES:
                  Common stock, par value $0.01 per share

         (E)      CUSIP NUMBER:

                  913378 10 5

ITEM 3. This statement is filed pursuant to Rule 13(d)-1(c). The filing person is not an entity of the type listed in Items 3(a) through 3(j) of Form 13G.
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ITEM 4.  OWNERSHIP:

         (A)      AMOUNT BENEFICIALLY OWNED:

                  Total of 1,000,000 shares of Common Stock (on an as converted basis), issuable pursuant to conversion of 100,000 shares of Series B Convertible Preferred Stock.

         (B)      Percent of Class:

                  13.2%

         (C)      Number of Shares as to which such Person has:

                  (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE:

                           1,000,000 shares of Common Stock only upon conversion of 100,000 shares of Series B Convertible Preferred Stock.

                  (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                           N/A

                  (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                           1,000,000 shares of Common Stock only upon conversion of 100,000 shares of Series B Convertible Preferred Stock.

                  (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION
                           OF:

                           N/A

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  N/A

ITEM 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
         PERSONS:

                  N/A

ITEM 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  N/A

ITEM 9   NOTICE OF DISSOLUTION OF GROUP:

                  N/A

ITEM 10  CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.
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                                   SIGNATURE:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   November 13, 2001                   FINOVA MEZZANINE CAPITAL INC.


                                             By:    /s/ Philip S. Clark
                                                    ----------------------------
                                             Name:  Philip S. Clark
                                             Title: Vice President-Group Counsel